SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 30, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
 registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications reports second quarter 2010 results

PARTNER COMMUNICATIONS REPORTS
SECOND QUARTER 2010 RESULTS

 ●   RECORD REVENUES OF NIS 1,676 MILLION, 10.7% GROWTH

●   RECORD EBITDA OF NIS 646 MILLION,
AN INCREASE OF 12.5%

●   DIVIDEND DECLARED FOR Q2 2010:
NIS 1.87 PER SHARE, IN TOTAL OF APPROX. NIS 290 MILLION

             Q2 2010 Highlights (compared with Q2 2009)
●	Total Revenues: NIS 1,676 million (US$ 432 million), an increase of 10.7%
●	Service Revenues: NIS 1,405 million (US$ 363 million), an increase of 3.3%
●	Operating Profit: NIS 474 million (US$ 123 million), an increase of 9.2%
●	Net Income: NIS 293 million (US$ 76 million), an increase of 1.7%
●	EBITDA1: NIS 646 million (US$ 167 million), an increase of 12.5%
●	EBITDA Margin 2: 38.5% of total revenues compared with 37.9%
●	Free Cash Flow 3: NIS 350 million (US$ 90 million), an increase of 50.2%
●	Subscriber Base: 28,000 net additions in the quarter, to reach 3.096 million, including 1.433 million 3G subscribers
●	Dividend Declared: NIS 1.87 (48 US cents) per share or ADS (in total of approximately NIS 290 million or US$ 75 million) for Q2 2010

1 For definition of EBITDA measure, see “Use of Non-GAAP Financial Measures” below (p14)

2 Equivalent to 46.0% of service revenues in Q2 2010, compared with 42.2% of service revenues in Q2 2009

3 Cash flows generated from operating activities, net of cash flows used for investing

Rosh Ha’ayin, Israel, August 30, 2010 – Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the second quarter of 2010. Partner reported total revenues of NIS 1.676 billion (US$ 432 million) in Q2 2010, EBITDA of NIS 646 million (US$ 167 million) and net income of NIS 293 million (US$ 76 million).

Mr. David Avner, Partner's CEO, commented on the quarter's results: "The second quarter of 2010 was yet another impressive quarter for Partner, demonstrating the Company's leadership and focus on financial and operational excellence as well as customer satisfaction. I am highly satisfied with the growth in our revenues and EBITDA which is a direct result of our marketing efforts and our ability to offer attractive service bundles to our customers. We also continue to see strong growth in mobile data which is one of the main growth engines of our service revenues, and the profitability of our fixed line business is improving each quarter.

Partner, as an industry leader, continues to set new standards. Recently, we launched "orange free", an innovative tariff plan, which is a milestone in the Israeli mobile market. We are the first telecom provider to offer a simple pricing plan, allowing our customers to talk freely within the network. The "Orange free" plan also offers our customers complete freedom from any future commitments. The plan bundles cellular voice and data browsing with ISP and fixed line telephony services, and is a clear signal of our strategic transformation from a cellular operator into a comprehensive communications service provider with a customer-centric approach. I look forward to its positive impact on our customers' satisfaction.

On the regulatory forefront, the decision of the Ministry of Communications ("MOC") regarding the potential reduction of Interconnect Tariffs has not been published yet. In parallel to the regulatory developments, as reflected in the 2011 Budget Law and the Financial Arrangements Law and the potential Interconnect Tariffs reduction, we see early signs of a change in the regulator's position towards the opening of the wireline market to fair competition. I believe that some of the potential regulatory negative impact on the cellular business might be mitigated by new revenues that will be generated following the increased competition in the fixed line market.  Establishing a wholesale market in the fixed line market is an important factor in our wireline strategy and is expected to pave the way to building a significant footprint in the wireline business.

Partner's emphasis on its employees' welfare has been recently recognized once again. In a survey by BDI, a consulting company, Partner was ranked second place among the top 10 best companies to work for in Israel. This is in addition to previous high rankings the Company achieved in other surveys.

I would like to congratulate Mr. Yacov Gelbard on his appointment as the Company's CEO and wish him great success in his new role. I am certain that the combination of Mr. Gelbard's rich and comprehensive managerial experience, mainly in the telecommunications area, together with the assets that have been built at Partner over the years, will bring Partner to new heights.

I would also like to thank Mr. Eli Glickman, my colleague and friend, for his leadership and remarkable achievements as the customer service division's VP and for his significant contribution to the company as deputy CEO."

Mr. Avner concluded: "The second quarter of 2010 was a tremendously successful quarter for Partner and I believe that the leadership, assets and the unique culture that we have built over the years, put us in a great position that will help us overcome future challenges for the benefits of our shareholders, customers and employees."

Key Financial and Operational Parameters

	Q2 2010	Q2 2009	Q2'10 vs. Q2'09
Revenues (NIS millions)	1,676	1,514	+10.7%
Operating Profit (NIS millions)	474	434	+9.2%
Net Income (NIS millions)	293	288	+1.7%
Cash flow from operating activities net of investing activities (NIS millions)	350	233	+50.2%
EBITDA (NIS millions)	646	574	+12.5%
Subscribers (end of period, in thousands)	3,096	2,944	+5.2%
Quarterly Churn Rate (%)	5.1	3.9	+1.2
Average Monthly Usage per Subscriber (minutes)	368	364	1.1%
Average Monthly Revenue per Subscriber (NIS)	149	154	-3.2%

Financial Review

In Q2 2010 net revenues reached NIS 1,676 million (US$ 432 million), an increase of 10.7% from NIS 1,514 million in Q2 2009.

Service revenues for the quarter totaled NIS 1,405 million (US$ 363 million), an increase of 3.3% compared with NIS 1,360 million in Q2 2009. The increase mainly reflected an approximate 5.2% growth in the cellular subscriber base and growth in the use of data and content services. In addition, fixed line segment service revenues increased by 108% from NIS 12 million in Q2 2009 to NIS 25 million (US$ 6 million) in Q2 2010, primarily attributable to the growth of the ISP and fixed line telephony services. The increases were partially offset by the impact of continued tariff erosion due to the highly competitive cellular landscape.

Revenues from content and data services excluding SMS totaled NIS 150 million (US$ 39 million) or 10.7% of service revenues in Q2 2010, an increase of 14.5% compared with NIS 131 million or 9.6% of service revenues in Q2 2009. SMS service revenues in Q2 2010 were NIS 123 million (US$ 32 million), an increase of 38.2% compared with Q2 2009, and the equivalent of 8.8% of service revenues in Q2 2010, compared with 6.5% in Q2 2009. The growth in content and data services (including SMS) partially reflected the continued growth in sales of bundled voice, SMS and data packages whereby the revenues are allocated according to the quantities offered in the packages, as well as strong growth in sales of broadband cellular modems.

Gross profit from services totaled NIS 575 million (US$ 148 million) in Q2 2010, a decrease of 1.4% compared with NIS 583 million in Q2 2009. The decrease resulted mainly from the increase in amortization expenses of capitalized handsets from NIS 18 million in Q2 2009 to NIS 42 million in Q2 2010, as well as higher interconnect and content costs due to increased usage.

Equipment revenues reached NIS 271 million (US$ 70 million) in Q2 2010, an increase of 76.0% from NIS 154 million in Q2 2009. The increase resulted from an increase in the average revenue per transaction, attributable to an increase in the proportion of smartphones and 3G devices sold, despite the reduction in the total number of devices sold. The increase in revenues also reflects the reduction in the number of handsets capitalized which in turn led to a reduction in the level of handset revenues that were capitalized from NIS 66 million in Q2 2009 to NIS 27 million in Q2 2010.

The gross profit from equipment sales that were not capitalized was NIS 84 million (US$ 22 million) for Q2 2010, representing an increase of 1,100.0% from NIS 7 million in Q2 2009. The increase was attributable to a reduction in average handset subsidies. The total amount of handset subsidies that were capitalized in Q2 2010 was NIS 12 million, compared with NIS 53 million in Q2 2009.

Gross profit in Q2 2010 totaled NIS 659 million (US$ 170 million), increasing by 11.7% from NIS 590 million in Q2 2009. Gross loss for the fixed line business segment decreased by 78.6% from NIS 14 million in Q2 2009 to NIS 3 million (US$ 0.8 million) in Q2 2010.

Selling, marketing, general and administration expenses in Q2 2010, were NIS 200 million (US$ 52 million), representing an increase of 17.0% from NIS 171 million in Q2 2009. The increase was largely a result of additional expenses attributed to regulatory processes, higher salary expenses reflecting the growing business, and an increase in the allowance for doubtful accounts in respect of receivables on handset sales. The total amount of sales commissions capitalized in Q2 2010 was NIS 5 million, unchanged from Q2 2009.

Other income, net in Q2 2010 totaled NIS 15 million (US$ 4 million), which was derived from deferred interest income on handset payment installment plans, representing no change from NIS 15 million in Q2 2009.

Overall, operating profit reached NIS 474 million (US$ 123 million) in Q2 2010, compared with NIS 434 million in Q2 2009, an increase of 9.2%. The fixed line segment contributed an operating loss of NIS 12 million (US$ 3 million) in Q2 2010, a 45.5% decrease in operating loss from NIS 22 million in Q2 2009.

EBITDA for Q2 2010 totaled NIS 646 million (US$ 167 million), the equivalent of 46.0% of service revenues and 38.5% of total revenues. This represents an increase of 12.5% compared with NIS 574 million or 42.2% of service revenues and 37.9% of total revenues in Q2 2009. The fixed line segment contributed LBITDA4 of NIS 3 million (US$ 0.8 million) in Q2 2010, a decrease of 81.3% from LBITDA of NIS 16 million in Q2 2009.

Financial expenses, net were NIS 73 million (US$ 19 million) in Q2 2010, an increase of 52.1% from NIS 48 million in Q2 2009. The increase largely reflected losses from currency exchange movements and CPI increase in Q2 2010, and an increase in interest expenses resulting from the higher debt level.

Q2 2010 net profit totaled NIS 293 million (US$ 76 million), an increase of 1.7% compared with NIS 288 million in Q2 2009.

4 For definition of LBITDA measure, see “Use of Non-GAAP Financial Measures” below (p14)

Based on the average number of shares outstanding during Q2 2010, basic earnings per share or ADS, was NIS 1.89 (49 US cents) in Q2 2010, an increase of 1.1% from NIS 1.87 in Q2 2009.

Funding and Investing Review

Cash flows generated from operating activities, net of cash flows used for investing activities ('"Free Cash Flow"') reached NIS 350 million (US$ 90 million), in Q2 2010, an increase of 50.2% compared with NIS 233 million in Q2 2009. The increase mainly resulted from the reduction in cash flows used for investing activities, in particular investment in fixed assets, which decreased from NIS 151 million in Q2 2009 to NIS 66 million in Q2 2010. Investments in fixed assets are expected to increase in the second half of the year, although the total annual level is likely to be lower than the 2009 level.

Dividend

The Board of Directors has approved the distribution of a dividend for Q2 2010 in the amount of NIS 1.87 (US 48 cents) per share or ADS (a total of approximately NIS 290 million or US$ 75 million) to shareholders and ADS holders of record on September 20, 2010. The dividend is expected to be paid on October 5, 2010.

Operational Review

During the second quarter of 2010, approximately 28,000 net new cellular subscribers joined the orange network. At quarter-end, the cellular subscriber base was approximately 3,096,000. This included approximately 2,260,000 postpaid subscribers (73.0% of the base) and 836,000 prepaid subscribers. The quarterly churn rate for Q2 2010 was 5.1% compared with 3.9% in Q2 2009, with the vast majority of the increase attributable to the higher churn of pre-paid subscribers and private post-paid subscribers with collection problems.

At quarter-end, there were approximately 1,433,000 3G subscribers. Total market share at the end of the quarter is estimated to be approximately 32%, with no significant change from the previous quarter.

The Average Minutes Of Use per subscriber ("MOU") for Q2 2010 was 368 minutes, an increase of 1.1% from 364 minutes in Q2 2009. This increase was despite the continued growth in mobile data subscribers (data modem users) as a proportion of the subscriber base which had the effect of reducing MOU since these subscribers do not use the voice services.

The Average Revenue Per User ("ARPU") was NIS 149 (US$ 38) in Q2 2010, compared with NIS 154 in Q2 2009, a decrease of 3.2%5. The decrease mainly reflected the ongoing airtime tariff erosion resulting from the competitive market conditions.

Regulatory Developments

Reduction of Interconnect Tariffs to be paid to cellular operators
Following the Company's previous reports, the Company's representatives met at the beginning of July 2010 with representatives of the MOC for a frontal hearing in which the Company's position was presented. The results of the hearing and the MOC's decision regarding the reduction of Interconnect Tariffs have not yet been published. As previously reported, the proposed reduction of Interconnect tariffs may have a material adverse affect on the Company's revenues and profits. For more information see the Company's Press Releases and immediate reports on form 6-k dated May 4, 2010, May 5, 2010 and June 24, 2010.

5 The calculation of ARPU was modified in Q4 2009 to include revenues from sales of extended handset warranties, in line with the industry standard. This had the effect of increasing ARPU for Q2 2009 by approximately NIS 2.

Entry of Mobile Virtual Network Operators ("MVNO") into the telecommunications market
Following the Company's 2009 annual report filed with the SEC (20-F) regarding the potential risks involved in the possible entry of MVNO operators into the telecommunications market, the MOC has recently granted MVNO licenses to a number of companies. For more information see the Company's 20-F under "Item 3D. Key Information - Risk Factors" and "Item 4B. - Business Overview".

The Budget Law for 2011 and the Financial Arrangements Law
On July 15, 2010, as part of the discussions of the Budget Law for 2011 and the Financial Arrangements Law, the government resolved a series of resolutions regarding the telecommunications market in general and the cellular sector in particular.

Among others, the following major resolutions were resolved:

1.
Increased Royalties - A resolution that instructs the Minister of Finance and the Minister of Communications to amend the relevant regulations, as a temporary order for a period of three years, so that the royalty rate that will be paid by the telecommunication operators (except for exclusive general fixed line licensees) shall be increased from 1% in 2010 to 2% in 2011 and 2.5% in 2012 and 2013. The resolution will not apply to MVNOs.

2.
National Roaming - A resolution to amend the Communications Law (Telecommunications and Broadcasts), 1982 ("Communications Law"), according to which the existing cellular operators will be obligated to allow national roaming on their networks to new cellular operators in the following manner:

a.
The national roaming services would be provided for a period of 7 years, commencing on the date of the MOC approval that mobile radio telephone ("MRT") services can be provided by the new cellular operator's network to 10% of the population, as long as at the end of 4 years from the beginning of this period, it will be possible to provide MRT services by the new cellular operator's network to 40% of the population.

b.	The Minister of Finance and the Minister of Communications can extend the national roaming period for one additional period that will not exceed 3 years.

c.
The national roaming services shall be identical in quality and conditions to the MRT services provided by the existing cellular operator to its subscribers and shall include all of the services that the existing cellular operator provides to its subscribers.

d.
In absence of an agreement between the existing cellular operator and the new cellular operator regarding the tariff for the national roaming, this tariff shall be set at the same rate as the Interconnect Tariff that will be in effect at that time, until the final determination by the Minister of Communications and the consent of the Minister of Finance, due no later than February 1, 2012.

e.
The resolution defines an existing cellular operator as one who held, on July 15, 2010, a license to provide MRT services in the 1900 and 2100 Mhz frequency bands. A new cellular operator is defined as one who received after July 15, 2010, a license to provide MRT services in the 1900 and 2100 Mhz frequency bands.

Additional Government Resolutions were adopted, among others, regarding the following issues:

3.	Adoption of statutory amendments regarding the following issues:

a.
Limitation of the exit fees, including refund of benefits, set in the agreement between a cellular operator and its customers, who do not comply with the commitment period, to a sum that does not exceed 10% of the customers' average monthly bill for services during the commitment period multiplied by the balance of the remaining number of months in the commitment period. In addition, the cellular operators will be prohibited from demanding full payment of the handset's remaining installments due to the customers' breach of the commitment period. In case it was agreed that the payment for the handset will be divided into multiple installments by a credit card transaction, the transaction will be executed as one transaction divided into multiple installments and not as multiple transactions.

b.	Ensuring network neutrality on the cellular Internet network and prevention of handsets locking from activation on the cellular network of the same technology type.

c.
Granting authority to the Minister of Communications to set provisions regarding handsets that can contribute, in his opinion, to the competition in the various telecommunications markets including the handset market.

d.
MRT handsets that meet the conditions to be set by the Minister of Communications, shall be exempt from receiving a type approval, and handset commerce that meets the said conditions to be set by the Minister of Communications, shall be exempt from a commerce license.

4.
A resolution that instructs the Minister of Communications, subject to a hearing process if required, to grant VoBoC licenses by January 1, 2011, including to MVNOs,  and to ensure that cellular operators will offer data only services.

The amendment included in resolution 1, will be subject to the approval of the finance Committee of the Israeli Parliament. In addition, resolutions 2 and 3 require additional legislative process by the Israeli Parliament, as they entail amendments to the current Communications Law or other legislations.

Site Licensing
Following the Company's 2009 annual report filed with the SEC (20-F) regarding National Building Plan No. 36 ("the Existing Plan"), on June 1, 2010, the National Council for Planning and Building approved the National Building Plan No. 36/A/1 version that incorporates all of the amendments to the Existing Plan ("the Amended Plan"). The Amended Plan is now awaiting governmental approval, in accordance with the Planning and Building Law, which is required in order for the Amended Plan to become effective. It is unknown when the government intends to approve the Amended Plan.

The Ministry of Environmental Protection's Request for the Installment of Monitoring Devices

During the last few months, the Ministry of Environmental Protection ("MOEP") has been initiating a process to continuously supervise and monitor the radiation level created in real time from the operation of the network sites and notified the Company of an addition of a condition for the Company's network site operation permits according to which the Company must install software that supervises, monitors and reports the level of radiation created in real time from the operation of the network sites. While attempting to comply with the MOEP's requirements, the Company encountered various technological, engineering as well as legal difficulties regarding the installation of the software and the Company has been working with the MOEP regarding this matter. In July 2010, the MOEP notified the Company that if the Company failed to comply with the additional said condition, the MOEP may be forced to consider cancellation of the network site permits granted to the Company. The Company is negotiating with the MOEP in order to resolve this matter and to complete the installation of the software in its systems.

Partial or complete implementation of the above resolutions, may adversely affect the Company’s results.

Outlook and Guidance
Commenting on the Company's results, Mr. Emanuel Avner, Partner's Chief Financial Officer said: "I am very pleased with our financial and operational results this quarter.  Our efforts to establish new streams of revenue growth including the fixed line business and mobile data are clearly starting to bear fruit."

Commenting on the Company’s outlook, Mr. Avner added: "Whilst the Ministry of Communication’s decision regarding the potential reduction of interconnect tariffs is expected to reduce profit levels, our annual guidance for 2010 remains unchanged. Regarding the impact of the regulatory changes in 2011 and beyond, Partner is in the process of determining the most appropriate courses of action to take in order to address the impact of these changes.”

Conference Call Details

Partner will hold a conference call to discuss the Company’s second quarter results on Monday, August 30, 2010, at 17:00 Israel time (10AM EST). Please call the following numbers (at least 10 minutes prior to the scheduled time) in order to participate:

North America toll-free: +1.888.668.9141, International: +972.3.918.0609

This conference call will also be broadcasted live over the Internet and can be accessed by all interested parties through our investor relations web site at: http://www.orange.co.il/investor_site/.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the scheduled time to register, download and install any necessary audio software.

If you are unavailable to join live, the replay numbers are:

International: +972.3.925.5936
North America: +1.888.326.9310

Both the replay of the call and the webcast will be available from August 30, 2010 until September 6, 2010.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2009 Annual Report (20-F) filed with the SEC. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results.

The results were prepared in accordance with IFRS, other than EBITDA which is a non-GAAP financial measure.

The financial information is presented in NIS millions and the figures presented are rounded accordingly.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30, 2010: US $1.00 equals NIS 3.875. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measure:
Earnings before financial interest, taxes, depreciation, amortization and exceptional items ('EBITDA') and Loss before financial interest, taxes, depreciation, amortization and exceptional items ('LBITDA') are presented because they are measures commonly used in the telecommunications industry and are presented solely to enhance the understanding of our operating results. These measures, however, should not be considered as an alternative to operating income or income for the year as indicators of our operating performance. Similarly, these measures should not be considered as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA and LBITDA are not measures of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA and LBITDA may not be indicative of our historic operating results nor are they meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:

Mr. Emanuel Avner Chief Financial Officer Tel:+972-54-7814951 Fax:+972-54-7815961 E-mail:emanuel.avner@orange.co.il	Mr. Oded Degany V. P. Corporate Development, Regulation and IRO Tel:+972-54-7814151 Fax:+972-54-7814161 E-mail: oded.degany@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30,	December 31,	June 30,
	2010	2009	2010
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	18	329	5
Trade receivables	1,338	1,275	345
Other receivables	32	31	8
Inventories	127	158	33
Derivative financial instruments	3	14	1
	1,518	1,807	392

NON CURRENT ASSETS
Trade Receivables	562	474	145
Property and equipment, net	1,980	2,064	511
Licenses and other intangible assets, net	1,164	1,260	300
Deferred income taxes	6	14	2
Derivative financial instruments		4
	3,712	3,816	958

TOTAL ASSETS	5,230	5,623	1,350

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30,	December 31,	June 30,
	2010	2009	2010
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable, other liabilities and current borrowings	805	752	208
Trade payables	686	777	177
Parent group - trade	22	34	6
Other payables	213	238	54
Deferred revenue	49	56	13
Provisions	6	34	1
Derivative financial instruments	3	4	1
Current income tax liability	35	20	9
	1,819	1,915	469

NON CURRENT LIABILITIES
Notes payable	2,003	1,379	517
Non-current bank borrowings	750	300	194
Liability for employee rights upon retirement, net	41	38	11
Dismantling and restoring sites obligation	23	23	6
Other non current liabilities	6	6	1
	2,823	1,746	729
TOTAL LIABILITIES	4,642	3,661	1,198

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31,2009, and June 30, 2010 - 235,000,000 shares; issued and outstanding -
December 31, 2009 – 154,440,136 shares
June 30, 2010 - 154,881,509 shares	2	2	1
Capital surplus	1,090	2,483	281
Accumulated deficit	(153)	(172)	(39)
Treasury shares, at cost - December 31, 2009 and June 30, 2010 - 4,467,990 shares	(351)	(351)	(91)
Total Equity	588	1,962	152

TOTAL EQUITY AND LIABILITIES	5,230	5,623	1,350

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30,		3 month period ended June 30,		6 month period ended June 30,	3 month period ended June 30,
	2010	2009	2010	2009	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues	3,263	2,926	1,676	1,514	842	432
Cost of revenues	1,978	1,770	1,017	924	510	262
Gross profit	1,285	1,156	659	590	332	170

Selling and marketing expenses	235	185	115	102	61	29
General and administrative expenses	155	142	85	69	40	22
Other income	30	39	15	15	8	4
Operating profit	925	868	474	434	239	123
Finance income	13	15	3	10	3	1
Finance expenses	87	89	76	58	22	20
Finance costs, net	74	74	73	48	19	19
Profit before income tax	851	794	401	386	220	104
Income tax expenses	221	210	108	98	57	28
Profit for the period	630	584	293	288	163	76

Earnings per share
Basic	4.07	3.80	1.89	1.87	1.05	0.49
Diluted	4.03	3.79	1.88	1.86	1.04	0.49
Weighted average number of shares outstanding (in thousands)
Basic	154,752	153,553	154,877	153,643	154,752	154,877
Diluted	156,190	154,288	155,965	154,463	156,190	155,965

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30,		3 month period ended June 30,		6 month period ended June 30,	3 month period ended June 30,
	2010	2009	2010	2009	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	630	584	293	288	163	76
Other comprehensive income (losses)
Actuarial gains (losses) from defined benefit plan	-	9	-	8	-	-
Other comprehensive income for the period, net of income tax	630	593	293	296	163	76
Net of tax	-	(2)	-	(2)	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	630	591	293	294	163	76

   PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30,		3 month period ended June 30,		6 month period ended June 30,	3 month period ended June 30,
	2010	2009	2010	2009	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	1,033	1,068	552	537	267	142
Income tax paid	(197)	(207)	(110)	(102)	(51)	(28)
Net cash provided by operating activities	836	861	442	435	216	114
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(148)	(317)	(66)	(151)	(38)	(17)
Acquisition of intangible assets	(55)	(121)	(24)	(63)	(14)	(6)
Interest received	2		1	*	*	*
Proceeds from derivative financial instruments, net	7	36	(3)	12	2	(1)
Net cash used in investing activities	(194)	(402)	(92)	(202)	(50)	(24)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	7	12		8	2
Dividend paid	(618)	(234)	(614)	(216)	(160)	(158)
Capital reduction	(1,400)				(361)
Repayment of capital lease	(1)	(5)		(2)	*
Interest paid	(57)	(46)	(36)	(23)	(15)	(9)
Current borrowing received	988				255
Current borrowing repaid	(988)	(20)	(988)	(10)	(255)	(255)
Proceeds from non-current bank borrowing	500		500		129	129
Proceeds from issuance of notes payable, net of issuance costs	990		990		256	256
Repayment of notes payable	(374)	(183)	(188)	(183)	(97)	(49)
Net cash used in financing activities	(953)	(476)	(336)	(426)	(246)	(86)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(311)	(17)	14	(193)	(80)	4
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	329	184	4	360	85	1
CASH AND CASH EQUIVALENTS AT END OF PERIOD	18	167	18	167	5	5

* Representing an amount less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30,		3 month period ended June 30,		6 month period ended June 30,	3 month period ended June 30,
	2010	2009	2010	2009	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Cash generated from operations:
Profit for the period	630	584	293	288	163	76
Adjustments for net income for the period:
Depreciation and amortization	328	251	167	136	84	43
Amortization of deferred compensation related to employee stock option grants, net	12	10	3	5	3	1
Liability for employee rights upon retirement, net	3		1	1	1	*
Finance costs, net	12	25	27	40	3	6
Gain from change in fair value of derivative financial instruments	7	(15)	8	(9)	2	2
Interest paid	57	46	36	23	15	9
Interest received	(2)		(1)	*
Deferred income taxes	8	40	3	14	3	1
Income tax paid	197	207	110	102	51	28
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(151)	(66)	(86)	(97)	(39)	(23)
Other	(1)	1	4	4		1
Increase (decrease) in accounts payable and accruals:
Parent group- trade	(12)		(16)	2	(3)	(4)
Trade	(37)	22	(16)	(22)	(10)	(4)
Other	(29)	(45)	19	25	(8)	5
Provisions	(28)	34	3	9	(8)	1
Deferred revenue	(7)	4	(4)	2	(2)	(1)
Income tax payable	15	(35)	(5)	(16)	4	(1)
Increase in inventories	31	5	6	30	8	2
Cash generated from operations:	1,033	1,068	552	537	267	142

* Representing an amount less than 1 million

At June 30, 2010 and 2009, trade payables include NIS 125 million ($32 million) (unaudited) and NIS 163 million (unaudited) in respect of acquisition of fixed assets, respectively.

These balances will be given recognition in these statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30,		3 month period ended June 30,		6 month period ended June 30,	3 month period ended June 30,
	2010	2009	2010	2009	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Net cash provided by operating activities	836	861	442	435	216	114

Liability for employee rights upon retirement	(3)		(1)	(1)	(1)
Accrued interest and exchange and linkage differences on long-term liabilities	(64)	(71)	(59)	(64)	(17)	(15)
Increase (decrease) in accounts receivable:
Trade	151	66	86	96	39	22
Other, including derivative financial instruments	(6)	14	(12)	5	(2)	(3)
Decrease (increase) in accounts payable and accruals:
Trade	37	(22)	16	22	10	4
Shareholder – current account	12		16	(2)	3	4
Other	65	6	(17)	(35)	16	(4)
Income tax paid	197	207	110	102	51	28
Increase (decrease) in inventories	(31)	(5)	(6)	(30)	(8)	(1)
Increase in Assets Retirement Obligation	(1)	1	(1)	1
Financial Expenses	72	69	72	45	19	18
EBITDA	1,265	1,126	646	574	326	167

*	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at June 30, 2010 : US $1.00 equals 3.875 NIS.

** Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Six months ended June 30, 2010				Six months ended June 30, 2009
	In millions				In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	2,710	49	-	2,759	2,637	21	-	2,658
Inter-segment revenue - Services	9	25	(34)	-	3	13	(16)	-
Segment revenue - Equipment	490	14	-	504	264	4	-	268
Total revenues	3,209	88	(34)	3,263	2,904	38	(16)	2,926
Segment cost of revenues - Services	1,551	65	-	1,616	1,480	47	-	1,527
Inter-segment cost of revenues- Services	25	9	(34)	-	13	3	(16)	-
Segment cost of revenues - Equipment	342	20	-	362	232	11	-	243
Cost of revenues	1,918	94	(34)	1,978	1,725	61	(16)	1,770
Gross profit (loss)	1,291	(6)		1,285	1,179	(23)		1,156
Operating expenses	373	17		390	307	20		327
Other income	30	-		30	39	-		39
Operating profit (loss)	948	(23)		925	911	(43)		868
Adjustments to presentation of EBITDA
–depreciation and amortization	311	17		328	236	12		248
–other	12	-		12	10	-		10
EBITDA	1,271	(6)		1,265	1,157	(31)		1,126
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				328				248
- Finance costs, net				74				74
- Other				12				10
Profit before income tax				851				794

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Three months ended June 30, 2010				Three months ended June 30, 2009
	In millions				In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	1,380	25	-	1,405	1,348	12	-	1,360
Inter-segment revenue - Services	5	13	(18)	-	2	8	(10)	-
Segment revenue - Equipment	264	7	-	271	152	2	-	154
Total revenues	1,649	45	(18)	1,676	1,502	22	(10)	1,514
Segment cost of revenues – Services	796	34	-	830	749	28	-	777
Inter-segment cost of revenues- Services	13	5	(18)	-	8	2	(10)	-
Segment cost of revenues - Equipment	178	9	-	187	141	6	-	147
Cost of revenues	987	48	(18)	1,017	898	36	(10)	924
Gross profit (loss)	662	(3)		659	604	(14)		590
Operating expenses	191	9		200	163	8		171
Other income	15	-		15	15	-		15
Operating profit (loss)	486	(12)		474	456	(22)		434
Adjustments to presentation of EBITDA
–depreciation and amortization	158	9		167	129	6		135
–other	5	-		5	5	-		5
EBITDA	649	(3)		646	590	(16)		574
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				167				135
- Finance costs, net				73				48
- Other				5				5
Profit before income tax				401				386

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: August 30, 2010